UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2019

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.

(Exact name of registrant as specified in its charter)

Dr. Luis Bonavita 1294, Office 501

Montevideo, Uruguay, 11300 WTC Free Zone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Press Release dated March 27, 2019 titled “Arcos Dorados Reports Fourth Quarter & Full Year 2018 Financial Results”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: March 27, 2019

Item 1

FOR IMMEDIATE RELEASE

ARCOS DORADOS REPORTS FOURTH QUARTER & FULL YEAR 2018 FINANCIAL RESULTS

•	Highest full year consolidated Adjusted EBITDA margin since 2011 of 9.7%[1]

•	Consolidated 2018 revenue growth of 8.8% on a constant currency basis, with strong single-digit comparable sales growth[1]

•	Opened 70 restaurants, at the top end of the guidance range in 2018

Montevideo, Uruguay, March 27, 2019 – Arcos Dorados Holdings, Inc. (NYSE: ARCO) (“Arcos Dorados” or the “Company”), Latin America’s largest restaurant chain and the world’s largest independent McDonald’s franchisee, today reported unaudited results for the fourth quarter and audited results for the full year ended December 31, 2018.

Fourth Quarter 2018 Highlights – Excluding Venezuela

•	As reported, consolidated revenues decreased 12.4% to $745.1 million versus the fourth quarter of 2017, primarily on depreciations of the Argentine and Brazilian currencies. On a constant currency basis[2] consolidated revenues grew 9.1% to $928.2 million

•	Systemwide comparable sales[2] rose 7.5% year-over-year

•	As reported, Adjusted EBITDA[2] decreased 2.2% to $87.1 million compared with the prior-year quarter

•	Consolidated Adjusted EBITDA margin expanded 120 basis points year-over-year to 11.7%

•	As reported, General and Administrative (G&A) expenses decreased 9.4% versus the prior-year quarter

•	As reported, net income decreased 70.4% to $18.9 million, from $63.9 million in the fourth quarter of 2017, which included $35.6 million from the Company’s re-development initiatives

____________________

1 Excluding Venezuela

2 For definitions please refer to page 14 of this document

Full Year 2018 Highlights – Excluding Venezuela

•	As reported, consolidated revenues decreased 6.7% to $3.0 billion. On a constant currency basis, consolidated revenues grew 8.8% to $3.5 billion

•	Systemwide comparable sales rose 7.6%

•	As reported, Adjusted EBITDA increased 3.5% to $292.2 million

•	Consolidated Adjusted EBITDA margin expanded 90 basis points to 9.7%, its highest level since 2011

•	As reported, G&A expenses decreased 5.9%

•	As reported, net income decreased 34.6% to $85.9 million, from $131.3 million last year, which included $91.7 million from the Company’s re-development initiatives

“Our strategy is focused on delivering the best restaurant, food and service experience. This drove sales higher throughout 2018. Combined with significantly improved operating efficiencies, we expanded adjusted EBITDA margin at a faster pace. This demonstrates the scale opportunity of our business model. At 9.7%, full-year Adjusted EBITDA was at its highest level in seven years, while sales grew nearly 9% during the year. The revenue and margin momentum generated by our strategy continues in 2019.

As we roll out Experience of the Future (EOTF) restaurants across markets, continually refresh our menus in innovative ways, and further enhance customer service through the Cooltura de Servicio program, loyalty to the McDonald’s brand is growing and our customer satisfaction scores are increasing. At the end of the year, we had 329 EOTF restaurants and are on track to deliver approximately 650 by the end of 2019. Not only did we accelerate our capex program to support faster EOTF deployment, we also returned $67 million to our shareholders through a combination of dividend payments and share repurchases. With a net debt to Adjusted EBITDA ratio of 1.5x, going into 2019, we have a very healthy balance sheet to support our growth plans.

Among other significant accomplishments in 2018, we substantially improved employee satisfaction, extended McDelivery service to a total of ten countries, and we were recognized as Latin America’s Mobile Marketer of the Year. The progress on these fronts is also strengthening our market leadership and competitive advantages in Latin America and the Caribbean, while effectively positioning us to capture all the opportunities we see in the region,” said Sergio Alonso, Chief Executive Officer of Arcos Dorados.

Fourth Quarter 2018 Results

Consolidated

Figure 1. AD Holdings Inc Consolidated: Key Financial Results
(In millions of U.S. dollars, except as noted)

	4Q17 (a)	Currency Translation - Excl. Venezuela (b)	Constant Currency Growth - Excl. Venezuela (c)	Venezuela (d)	4Q18 (a+b+c+d)	% As Reported	% Constant Currency
Total Restaurants (Units)	2,188				2,223

Sales by Company-operated Restaurants	851.3	(175.1)	73.6	(34.0)	715.8	-15.9%	3664,9%
Revenues from franchised restaurants	45.6	(8.0)	3.7	(3.8)	37.5	-17.8%	9618.2%
Total Revenues	896.9	(183.1)	77.3	(37.8)	753.3	-16.0%	3967.6%
Systemwide Comparable Sales							5,197.2%
Adjusted EBITDA	111.4	(14.2)	12.2	(23.3)	86.1	-22.7%	8442.4%
Adjusted EBITDA Margin	12.4%				11.4%
Net income (loss) attributable to AD	69.3	(0.3)	(44.7)	(15.1)	9.2	-86.7%	30446.2%
No. of shares outstanding (thousands)	211,073				206,325
EPS (US$/Share)	0.33				0.04

(4Q18 = 4Q17 + Currency Translation Excl. Venezuela + Constant Currency Growth Excl. Venezuela + Venezuela). Refer to “Definitions” section for further detail.

Arcos Dorados’ consolidated results continue to be heavily impacted by Venezuela’s macroeconomic volatility, including the ongoing hyperinflationary environment and the country’s heavily regulated currency. As such, reported results may contain significant non-cash accounting charges to operations in this market. Accordingly, the discussion of the Company’s operating performance is focused on consolidated results that exclude Venezuela.

Consolidated – excluding Venezuela

Figure 2. AD Holdings Inc Consolidated - Excluding Venezuela: Key Financial Results
(In millions of U.S. dollars, except as noted)

	4Q17 (a)	Currency Translation (b)	Constant Currency Growth (c)	4Q18 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	2,058			2,103

Sales by Company-operated Restaurants	810.1	(175.1)	73.6	708.6	-12.5%	9.1%
Revenues from franchised restaurants	40.8	(8.0)	3.7	36.5	-10.4%	9.2%
Total Revenues	850.9	(183.1)	77.3	745.1	-12.4%	9.1%
Systemwide Comparable Sales						7.5%
Adjusted EBITDA	89.1	(14.2)	12.2	87.1	-2.2%	13.7%
Adjusted EBITDA Margin	10.5%			11.7%
Net income (loss) attributable to AD	63.9	(0.3)	(44.7)	18.9	-70.4%	-69.9%
No. of shares outstanding (thousands)	211,073			206,325
EPS (US$/Share)	0.30			0.09

Excluding the Company’s Venezuelan operation, as reported revenues decreased 12.4% year-over-year, primarily due to the negative impact of the 53% and 15% year-over-year average depreciations against the US dollar of the Argentine peso and the Brazilian real, respectively. This impact was partially offset by constant currency revenue growth of 9.1%. Constant currency revenue growth was supported by a 7.5% increase in systemwide comparable sales, largely driven by average check growth.

Adjusted EBITDA ($ million)

Breakdown of main variations contributing to 4Q18 Adjusted EBITDA

Fourth quarter consolidated as reported Adjusted EBITDA, excluding Venezuela, decreased 2.2%, and increased 13.7% in constant currency terms. The Adjusted EBITDA margin expanded by 120 basis points to 11.7%, mainly driven by efficiencies in Payroll and G&A expenses. Excluding refranchising activity, which was higher in the fourth quarter of 2017, the Adjusted EBITDA margin would have expanded 190 basis points year-over-year.

As reported, consolidated G&A decreased 9.4% year-over-year and increased 13.5% on a constant currency basis, which was below the blended inflation for the Company’s G&A.

Main variations in other operating income (expenses), net

Included in Adjusted EBITDA: In the fourth quarter of 2018, the Company recorded an inventory write-down charge of $3.2 million related to its operations in Venezuela. Proceeds from refranchising were $2.9 million in the fourth quarter of 2018, compared to $9.3 million in the prior-year quarter.

Excluded from Adjusted EBITDA: In the fourth quarter of 2018, the Company recorded an impairment charge of $7.0 million. Additionally, the fourth quarter of 2017 included $35.6 million from the Company’s re-development initiative.

Non-operating Results

Non-operating results for the fourth quarter, excluding Venezuela, contain a $0.4 million non-cash foreign currency exchange gain, versus a non-cash gain of $5.0 million in 2017. The variation is mainly explained by a lower foreign currency exchange gain on intercompany balances, generated by the depreciation of the Mexican peso from the previous quarter-end, compared to a higher depreciation in the same period of last year. Net interest expense was $0.3 million lower year-over-year.

The Company reported income tax expense, excluding Venezuela, of $9.8 million in the quarter, compared to an income tax expense of $16.0 million in the prior-year period.

Fourth quarter net income attributable to the Company totaled $18.9 million ($9.2 million, including Venezuela), compared to net income of $63.9 million ($69.3 million, including Venezuela) in the same period of 2017. The variation was mostly due to lower operating income, which last year included $35.6 million from the Company’s re-development initiative, and to a lower foreign currency exchange gain this year.

The Company reported earnings per share of $0.09 ($0.04, including Venezuela) in the fourth quarter of 2018, compared to earnings per share of $0.30 ($0.33, including Venezuela) in the previous corresponding period. Due mainly to share repurchases of 6,360,826 since the initiation of the share repurchase program on May 22, 2018, total weighted average shares for the fourth quarter of 2018 decreased to 206,324,785 from 211,072,508 in the prior-year quarter.

Analysis by Division:

Brazil Division

Figure 3. Brazil Division: Key Financial Results
(In millions of U.S. dollars, except as noted)

	4Q17 (a)	Currency Translation (b)	Constant Currency Growth (c)	4Q18 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	929			968

Total Revenues	403.2	(60.7)	11.2	353.7	-12.3%	2.8%
Systemwide Comparable Sales						1.8%
Adjusted EBITDA	78.3	(11.8)	1.2	67.7	-13.6%	1.6%
Adjusted EBITDA Margin	19.4%			19.1%

Brazil’s as reported revenues decreased 12.3%, impacted by the 15% year-over-year average depreciation of the Brazilian real. Excluding currency translation, constant currency revenues grew 2.8%, supported by systemwide comparable sales growth of 1.8% as the effect of intensified marketing initiatives only began materializing toward the end of the fourth quarter.

Marketing activities during the fourth quarter continued to be focused on elevating the family dining experience with innovative and compelling offerings across Arcos Dorados’ menu board. The Company launched the “McPicanha” and “Duplo Picanha” premium burgers within the Signature Line and extended the “Clássicos do Dia” campaign in the affordability platform, which helped drive traffic to the restaurants. The dessert category performed well with the introduction of new flavors in the iconic McFlurry line-up. The Company also launched the “Black Fryday” campaign and maintained the popular and successful Open Doors program, which invites customers to visit a McDonald’s kitchen and see first-hand the food quality standards of the brand. In 2018, over 2 million Brazilian customers participated in this program.

As reported Adjusted EBITDA decreased 13.6% year-over-year and increased 1.6% on a constant currency basis. The Adjusted EBITDA margin contracted by 30 basis points to 19.1%, due to higher refranchising activity in the fourth quarter of last year. Excluding refranchising, the Adjusted EBITDA margin would have expanded 100 basis points year-over-year, with efficiencies in Payroll, Royalty Fees and G&A.

NOLAD

Figure 4. NOLAD Division: Key Financial Results
(In millions of U.S. dollars, except as noted)

	4Q17 (a)	Currency Translation (b)	Constant Currency Growth (c)	4Q18 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	519			524

Total Revenues	104.1	(4.1)	4.5	104.6	0.4%	4.3%
Systemwide Comparable Sales						3.4%
Adjusted EBITDA	10.3	(0.4)	(0.9)	9.0	-12.4%	-8.5%
Adjusted EBITDA Margin	9.9%			8.6%

NOLAD’s as reported revenues remained relatively flat year-over-year, as constant currency growth of 4.3% was almost fully offset by a negative currency translation impact resulting from the 4% year-over-year average depreciation of the Mexican peso against the US dollar. Systemwide comparable sales increased 3.4%, largely driven by average check growth. Mexico’s top-line continues to perform strongly, recording a seventh consecutive quarter of positive comparable sales growth.

As part of the Company’s strategy to increase volumes in the division, marketing initiatives included the launch of the Big Tasty campaign and the continuation of the Chipotle Ranch premium burger in the Signature Line. Other marketing initiatives during the fourth quarter included the launch of McColoso and McFloat in the dessert category and Animal Jam and Spiderman for the Happy Meal, which performed well during this period. This division also launched a Black Friday initiative based on iconic menu items.

As reported Adjusted EBITDA decreased 12.4%, or 8.5% on a constant currency basis. The Adjusted EBITDA margin contracted by 130 basis points to 8.6%, mainly due to higher Occupancy and other operating expenses, and F&P costs.

SLAD

Figure 5. SLAD Division: Key Financial Results
(In millions of U.S. dollars, except as noted)

	4Q17 (a)	Currency Translation (b)	Constant Currency Growth (c)	4Q18 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	390			394

Total Revenues	246.7	(115.5)	55.4	186.6	-24.4%	22.4%
Systemwide Comparable Sales						22.4%
Adjusted EBITDA	22.3	(7.6)	1.9	16.6	-25.7%	8.4%
Adjusted EBITDA Margin	9.0%			8.9%

SLAD’s as reported revenues decreased 24.4%, as constant currency growth of 22.4% was more than offset by negative currency translation effects resulting from the 53% year-over-year average depreciation of the Argentine peso against the US dollar. Systemwide comparable sales increased 22.4%, driven by average check growth.

The division’s marketing activities in the fourth quarter included launching the Big Mac Bacon in the core segment and the continuation of the Egg & Bacon premium burger in the Signature Line. As part of the Company’s growth strategy, promotional activity was increased. This activity included the launch of several promotions through the App, which helped mitigate the soft consumer environment in Argentina. The Happy Meal performed well with Nintendo and Animal Jam. Also during the quarter, the Company launched Mozzarella Sticks as well as Share Box in its new Snacks platform.

Adjusted EBITDA decreased 25.7% on an as reported basis and rose 8.4% in constant currency terms. The Adjusted EBITDA margin contracted 10 basis points to 8.9%, as efficiencies in Payroll costs were almost fully offset by higher F&P costs and Occupancy and Other Operating Expenses as a percentage of revenues.

Caribbean Division

Figure 6. Caribbean Division: Key Financial Results
(In millions of U.S. dollars, except as noted)

	4Q17 (a)	Currency Translation (b)	Constant Currency Growth (c)	4Q18 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	350			337

Total Revenues	142.9	(35,547.4)	35,513.1	108.6	-24.0%	24854.5%
Systemwide Comparable Sales						34,505.9%
Adjusted EBITDA	27.5	(9,417.6)	9,397.4	7.2	-73.7%	34212.1%
Adjusted EBITDA Margin	19.2%			6.7%

The Caribbean division’s results continue to be heavily impacted by Venezuela’s macroeconomic volatility, including the ongoing hyperinflationary environment and the country’s heavily regulated currency. As such, reported results may contain significant non-cash accounting charges to operations in this market. Due to the distortive effects that Venezuela represents, the discussion of the Caribbean division’s operating performance is focused on results that exclude the Company’s operations in this country.

Caribbean Division – excluding Venezuela

Figure 7. Caribbean Division - Excluding Venezuela: Key Financial Results
(In millions of U.S. dollars, except as noted)

	4Q17 (a)	Currency Translation (b)	Constant Currency Growth (c)	4Q18 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	220			217

Total Revenues	96.9	(2.8)	6.2	100.3	3.6%	6.4%
Systemwide Comparable Sales						5.7%
Adjusted EBITDA	5.2	(0.4)	3.4	8.3	59.3%	66.6%
Adjusted EBITDA Margin	5.3%			8.2%

As reported revenues in the Caribbean division, excluding Venezuela, increased 3.6%, or 6.4% in constant currency terms. Comparable sales increased 5.7%, well above the division’s blended inflation, driven by guest traffic. The division’s comparable base positively benefitted from prior year impacts from natural disasters in Puerto Rico and the USVI.

The division’s marketing activities during the quarter included Animal Jam and Spiderman for the Happy Meal and the launch of the Book or Toy campaign, which encourages and supports family reading with children. This division also performed well in the dessert category, with the addition of new flavors to the classic McFlurry icecream. In Colombia, the Company launched the McCombo del Día campaign, which drives traffic at restaurants and is built on a lineup of core products.

Adjusted EBITDA totaled $8.3 million, compared to $5.2 million in the same period of 2017. The Adjusted EBITDA margin expanded 290 basis points to 8.2%, mainly driven by efficiencies in F&P costs and G&A expenses.

New Unit Development

Figure 8. Total Restaurants (eop)*

	December 2018	September 2018	June 2018	March 2018	December 2017
Brazil	968	939	933	929	929
NOLAD	524	521	522	522	519
SLAD	394	390	390	391	390
Caribbean	337	345	346	348	350
TOTAL	2,223	2,195	2,191	2,190	2,188

* Considers Company-operated and franchised restaurants at period-end

The Company opened 70 new restaurants during the twelve-month period ended December 31, 2018, which was at the top end of the guidance range for the year and resulted in a total of 2,223 restaurants. Also during the period, the Company added 375 Dessert Centers, bringing the total to 3,089 units. McCafés totaled 266, as of December 31, 2018.

Balance Sheet & Cash Flow Highlights

Cash and cash equivalents were $197.3 million at December 31, 2018. The Company’s total financial debt (including derivative instruments) was $589.8 million. Net debt (Total Financial Debt minus Cash and cash equivalents) was $392.5 million and the Net Debt/Adjusted EBITDA ratio was 1.5x at December 31, 2018.

Figure 9. Consolidated Financial Ratios
(In thousands of U.S. dollars, except ratios)

	December 31	December 31
	2018	2017
Cash & cash equivalents (i)	197,282	328,079
Total Financial Debt (ii)	589,760	621,460
Net Financial Debt (iii)	392,478	293,381
Total Financial Debt / LTM Adjusted EBITDA ratio	2.3	2.0
Net Financial Debt / LTM Adjusted EBITDA ratio	1.5	1.0

(i) Cash & cash equivalents includes Short-term investment

(ii)Total financial debt includes long-term debt and derivative instruments (including the asset portion of derivatives amounting to $54.7 million and $35.1 million as a reduction of financial debt as of December 31, 2018 and 2017, respectively).

(iii) Total financial debt less cash and cash equivalents.

Net cash provided by operating activities totaled $95.3 million in the fourth quarter, while cash used in net investing activities totaled $72.2 million, which included capital expenditures of $78.0 million, compared to $66.2 million in the previous year’s quarter. Cash used in financing activities amounted to $29.8 million, including $17.8 million of treasury stock purchases and $10.4 million of dividend payments.

Full Year 2018

Excluding the Venezuelan operation and for the year ended December 31, 2018, the Company’s as reported revenues decreased 6.7% to $3.0 billion, as constant currency growth of 8.8% was offset by negative currency translation, mainly stemming from the significant year-over-year average depreciation of the Argentine peso and, to a lesser extent, the Brazilian real against the US dollar.

As reported Adjusted EBITDA, excluding Venezuela, was $292.2 million, a 3.5% increase compared to last year. On a constant currency basis, Adjusted EBITDA increased 18.9%. The reported Adjusted EBITDA margin expanded 90 basis points to 9.7%, the highest level since 2011. Excluding refranchising activity, which was higher in 2017, the Adjusted EBITDA margin would have expanded by 120 basis points, mostly a result of efficiencies in Payroll.

Consolidated net income for the full year 2018, excluding Venezuela, amounted to $85.9 million, compared to net income of $131.3 million in 2017. The prior year’s result included $91.7 million from the Company’s re-development initiative, compared to $0.2 million this year. The result also reflects lower net interest expenses, lower losses from derivative instruments, a positive variance in foreign currency exchange results, and lower income tax.

Capital expenditures totaled $197.0 million in 2018 versus $174.8 million last year.

Quarter Highlights & Recent Developments

Share Repurchase Program

On May 22, 2018, the Board of Directors approved the adoption of a share repurchase program, pursuant to which the Company may repurchase from time to time up to $60 million of issued and outstanding Class A shares of no par value of the Company. The repurchase program began on this date and will expire at the close of business on May 22, 2019. As of December 31, 2018, the Company had purchased 6,360,826 shares at a total cost of $46.0 million.

2019 Annual Guidance

For the full year 2019, the Company expects to open between 80 and 85 new restaurants. The Company also expects total capital expenditures to be between $270 and $300 million.

2019 Dividend

On March 22, 2019, the Board of Directors of Arcos Dorados Holdings Inc. approved dividend payments for 2019. As such, the Company will pay a dividend of $0.11 per share to all Class A and Class B shareholders of the Company in three installments, as follows: $0.05 per share on April 12, 2019, $0.03 per share on August 14, 2019, and $0.03 per share on December 12, 2019. The dividend will be paid to shareholders of record as of April 9, 2019, August 9, 2019, and December 9, 2019, respectively.

Investor Relations Contact Patricio Iñaki Esnaola Director of Investor Relations Arcos Dorados patricio.esnaola@ar.mcd.com +54 11 4711 2561 www.arcosdorados.com/ir	Media Contact InspIR Group Barbara Cano barbara@inspirgroup.com +1 646 452 2334

Definitions:

Systemwide comparable sales growth: refers to the change, measured in constant currency, in our Company-operated and franchised restaurant sales in one period from a comparable period for restaurants that have been open for thirteen months or longer. While sales by our franchisees are not recorded as revenues by us, we believe the information is important in understanding our financial performance because these sales are the basis on which we calculate and record franchised revenues and are indicative of the financial health of our franchisee base.

Constant currency basis: refers to amounts calculated using the same exchange rate over the periods under comparison to remove the effects of currency fluctuations from this trend analysis. To better discern underlying business trends, this release uses non-GAAP financial measures that segregate year-over-year growth into two categories: (i) currency translation, (ii) constant currency growth. (i) Currency translation reflects the impact on growth of the appreciation or depreciation of the local currencies in which we conduct our business against the US dollar (the currency in which our financial statements are prepared). (ii) Constant currency growth reflects the underlying growth of the business excluding the effect from currency translation.

Excluding Venezuela basis: due to the ongoing political and macroeconomic uncertainty prevailing in Venezuela, and in order to provide greater clarity and visibility on the Company’s financial and operating overall performance, this release focuses on the results on an “Excluding-Venezuela” basis, which is non-GAAP measure.

Adjusted EBITDA: In addition to financial measures prepared in accordance with the general accepted accounting principles (GAAP), within this press release and the accompanying tables, we use a non-GAAP financial measure titled ‘Adjusted EBITDA’. We use Adjusted EBITDA to facilitate operating performance comparisons from period to period.

Adjusted EBITDA is defined as our operating income plus depreciation and amortization plus/minus the following losses/gains included within other operating income (expenses), net, and within general and administrative expenses in our statement of income: gains from sale or insurance recovery of property and equipment; write-offs of property and equipment; impairment of long-lived assets and goodwill; and incremental compensation related to the modification of our 2008 long-term incentive plan.

We believe Adjusted EBITDA facilitates company-to-company operating performance comparisons by backing out potential differences caused by variations such as capital structures (affecting net interest expense and other financial charges), taxation (affecting income tax expense) and the age and book depreciation of facilities and equipment (affecting relative depreciation expense), which may vary for different companies for reasons unrelated to operating performance. Figure 10 of this earnings release include a reconciliation for Adjusted EBITDA. For more information, please see Adjusted EBITDA reconciliation in Note 9 of our quarterly financial statements (6-K Form) filed today with the S.E.C.

About Arcos Dorados

Arcos Dorados is the world’s largest independent McDonald’s franchisee in terms of systemwide sales and number of restaurants, operating the largest quick service restaurant chain in Latin America and the Caribbean. It has the exclusive right to own, operate and grant franchises of McDonald’s restaurants in 20 Latin American and Caribbean countries and territories, including Argentina, Aruba, Brazil, Chile, Colombia, Costa Rica, Curaçao, Ecuador, French Guyana, Guadeloupe, Martinique, Mexico, Panama, Peru, Puerto Rico, St. Croix, St. Thomas, Trinidad & Tobago, Uruguay and Venezuela. The Company operates or franchises over 2,200 McDonald’s-branded restaurants with over 90,000 employees and is recognized as one of the best companies to work for in Latin America. Arcos Dorados is traded on the New York Stock Exchange (NYSE: ARCO). To learn more about the Company, please visit the Investors section of our website: www.arcosdorados.com/ir

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements. The forward-looking statements contained herein include statements about the Company’s business prospects, its ability to attract customers, its affordable platform, its expectation for revenue generation and its outlook and guidance for 2018. These statements are subject to the general risks inherent in Arcos Dorados' business. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, Arcos Dorados' business and operations involve numerous risks and uncertainties, many of which are beyond the control of Arcos Dorados, which could result in Arcos Dorados' expectations not being realized or otherwise materially affect the financial condition, results of operations and cash flows of Arcos Dorados. Additional information relating to the uncertainties affecting Arcos Dorados' business is contained in its filings with the Securities and Exchange Commission. The forward-looking statements are made only as of the date hereof, and Arcos Dorados does not undertake any obligation to (and expressly disclaims any obligation to) update any forward-looking statements to reflect events or circumstances after the date such statements were made, or to reflect the occurrence of unanticipated events.

Fourth Quarter & Full Year 2018 Consolidated Results

(In thousands of U.S. dollars, except per share data)

Figure 10. Fourth Quarter & Full Year 2018 Consolidated Results
(In thousands of U.S. dollars, except per share data)

	For Three-Months ended		For Twelve-Months ended
	December 31,		December 31,
	2018	2017	2018	2017
REVENUES
Sales by Company-operated restaurants	715,823	851,276	2,932,609	3,162,256
Revenues from franchised restaurants	37,519	45,605	148,962	157,269
Total Revenues	753,342	896,881	3,081,571	3,319,525
OPERATING COSTS AND EXPENSES
Company-operated restaurant expenses:
Food and paper	(250,524)	(290,143)	(1,030,499)	(1,110,240)
Payroll and employee benefits	(137,090)	(175,040)	(607,793)	(683,954)
Occupancy and other operating expenses	(196,031)	(219,304)	(803,539)	(842,519)
Royalty fees	(39,259)	(46,504)	(157,886)	(163,954)
Franchised restaurants - occupancy expenses	(17,604)	(20,185)	(67,927)	(69,836)
General and administrative expenses	(62,250)	(68,714)	(229,324)	(244,664)
Other operating (expenses) income, net	(11,730)	23,263	(61,145)	68,577
Total operating costs and expenses	(714,488)	(796,627)	(2,958,113)	(3,046,590)
Operating income	38,854	100,254	123,458	272,935
Net interest expense	(13,542)	(13,854)	(52,868)	(68,357)
Loss from derivative instruments	(374)	(29)	(565)	(7,065)
Foreign currency exchange results	(777)	4,211	14,874	(14,265)
Other non-operating expenses, net	280	172	270	(435)
Income before income taxes	24,441	90,754	85,169	182,813
Income tax expense	(15,158)	(21,426)	(48,136)	(53,314)
Net income	9,283	69,328	37,033	129,499
Net income attributable to non-controlling interests	(47)	(56)	(186)	(333)
Net income attributable to Arcos Dorados Holdings Inc.	9,236	69,272	36,847	129,166
Earnings per share information ($ per share):
Basic net income per common share	$ 0.04	$ 0.33	$ 0.18	$ 0.61
Weighted-average number of common shares outstanding-Basic	206,324,785	211,072,508	209,136,832	210,935,685
Adjusted EBITDA Reconciliation
Operating income	38,854	100,254	123,458	272,935
Depreciation and amortization	28,515	26,192	105,800	99,382
Operating charges excluded from EBITDA computation	18,732	(15,026)	28,739	(67,380)
Adjusted EBITDA	86,101	111,420	257,997	304,937
Adjusted EBITDA Margin as % of total revenues	11.4%	12.4%	8.4%	9.2%

Fourth Quarter & Full Year 2018 Consolidated Results – Excluding Venezuela

(In thousands of U.S. dollars, except per share data)

Figure 11. Fourth Quarter & Full Year 2018 Consolidated Results - Excluding Venezuela
(In thousands of U.S. dollars, except per share data)

	For Three-Months ended		For Twelve-Months ended
	December 31,		December 31,
	2018	2017	2018	2017
REVENUES
Sales by Company-operated restaurants	708,575	810,092	2,862,505	3,071,199
Revenues from franchised restaurants	36,541	40,771	140,208	146,847
Total Revenues	745,116	850,864	3,002,712	3,218,046
OPERATING COSTS AND EXPENSES
Company-operated restaurant expenses:
Food and paper	(249,354)	(280,746)	(1,004,222)	(1,074,890)
Payroll and employee benefits	(136,616)	(173,568)	(603,215)	(676,814)
Occupancy and other operating expenses	(193,059)	(208,916)	(784,666)	(816,913)
Royalty fees	(39,259)	(46,122)	(159,348)	(162,008)
Franchised restaurants - occupancy expenses	(17,269)	(18,779)	(65,392)	(66,510)
General and administrative expenses	(59,971)	(66,186)	(222,578)	(236,563)
Other operating (expenses) income, net	(7,567)	32,100	12,221	81,779
Total operating costs and expenses	(703,095)	(762,217)	(2,827,201)	(2,951,920)
Operating income	42,021	88,647	175,511	266,126
Net interest expense	(13,541)	(13,857)	(52,848)	(68,393)
Loss from derivative instruments	(374)	(29)	(565)	(7,065)
Foreign currency exchange results	362	5,013	9,813	(9,997)
Other non-operating expenses, net	280	172	269	(415)
Income before income taxes	28,748	79,945	132,180	180,255
Income tax expense	(9,768)	(16,032)	(46,135)	(48,656)
Net income	18,979	63,913	86,045	131,600
Net income attributable to non-controlling interests	(47)	(55)	(187)	(332)
Net income attributable to Arcos Dorados Holdings Inc.	18,932	63,858	85,858	131,267
Earnings per share information ($ per share):
Basic net income per common share	$ 0.09	$ 0.30	$ 0.41	$ 0.62
Weighted-average number of common shares outstanding-Basic	206,324,785	211,072,508	209,136,832	210,935,685
Adjusted EBITDA Reconciliation
Operating income	42,021	88,647	175,511	266,126
Depreciation and amortization	27,420	24,029	100,793	92,019
Operating charges excluded from EBITDA computation	17,684	(23,548)	15,909	(75,915)
Adjusted EBITDA	87,125	89,127	292,214	282,230
Adjusted EBITDA Margin as % of total revenues	11.7%	10.5%	9.7%	8.8%

Fourth Quarter & Full Year 2018 Results by Division

(In thousands of U.S. dollars)

Figure 12. Fourth Quarter & Full Year 2018 Consolidated Results by Division
(In thousands of U.S. dollars)

	4Q				FY
	Three-Months ended		% Incr.	Constant	Twelve-Months ended		% Incr.	Constant
	December 31,		/	Currency	December 31,		/	Currency
	2018	2017	(Decr)	Incr/(Decr)%	2018	2017	(Decr)	Incr/(Decr)%
Revenues
Brazil	353,667	403,235	-12.3%	2.8%	1,345,453	1,496,573	-10.1%	2.4%
Caribbean	108,553	142,881	-24.0%	24854.5%	483,743	474,822	1.9%	9381.4%
Caribbean - Excl. Venezuela	100,327	96,871	3.6%	6.4%	404,884	373,347	8.4%	7.5%
NOLAD	104,566	104,104	0.4%	4.3%	406,848	386,874	5.2%	6.8%
SLAD	186,556	246,661	-24.4%	22.4%	845,527	961,256	-12.0%	20.0%
TOTAL	753,342	896,881	-16.0%	3967.6%	3,081,571	3,319,525	-7.2%	1349.6%
TOTAL - Excl. Venezuela	745,116	850,864	-12.4%	9.1%	3,002,712	3,218,046	-6.7%	8.8%

Operating Income (loss)
Brazil	47,784	61,576	-22.4%	-8.8%	159,511	160,608	-0.7%	15.8%
Caribbean	(5,877)	6,292	-193.4%	126934.4%	(49,567)	1,538	-3312.4%	870493.9%
Caribbean - Excl. Venezuela	(2,709)	(5,304)	48.9%	51.4%	2,486	(5,263)	147.2%	141.2%
NOLAD	10	36,546	-100.0%	-99.9%	7,726	99,152	-92.2%	-92.1%
SLAD	9,979	18,093	-44.8%	-16.9%	53,777	71,718	-25.0%	5.4%
Corporate and Other	(13,042)	(22,253)	41.4%	10.0%	(47,989)	(60,081)	20.1%	-14.5%
TOTAL	38,854	100,254	-61.2%	7927.1%	123,458	272,935	-54.8%	4895.4%
TOTAL - Excl. Venezuela	42,021	88,647	-52.6%	-45.1%	175,511	266,126	-34.0%	-23.8%

Adjusted EBITDA
Brazil	67,655	78,260	-13.6%	1.6%	218,391	218,172	0.1%	16.2%
Caribbean	7,228	27,472	-73.7%	34212.1%	(8,281)	40,844	-120.3%	36344.4%
Caribbean - Excl. Venezuela	8,252	5,180	59.3%	66.6%	25,937	18,137	43.0%	41.6%
NOLAD	8,994	10,261	-12.4%	-8.5%	32,313	33,717	-4.2%	-2.7%
SLAD	16,558	22,293	-25.7%	8.4%	73,670	87,083	-15.4%	14.5%
Corporate and Other	(14,334)	(26,866)	46.6%	24.2%	(58,096)	(74,879)	22.4%	-1.7%
TOTAL	86,101	111,420	-22.7%	8442.4%	257,997	304,937	-15.4%	4883.1%
TOTAL - Excl. Venezuela	87,125	89,127	-2.2%	13.7%	292,214	282,230	3.5%	18.9%

Figure 13. Average Exchange Rate per Quarter*
	Brazil	Mexico	Argentina
4Q18	3.81	19.83	37.07
4Q17	3.25	18.99	17.56

Summarized Consolidated Balance Sheets

(In thousands of U.S. dollars)

Figure 14. Summarized Consolidated Balance Sheets
(In thousands of U.S. dollars)

	December 31	December 31
	2018	2017
ASSETS
Current assets
Cash and cash equivalents	197,282	308,491
Short-term investment	0	19,588
Accounts and notes receivable, net	84,287	111,302
Other current assets (1)	182,993	213,656
Total current assets	464,562	653,037
Non-current assets
Property and equipment, net	856,192	890,736
Net intangible assets and goodwill	41,021	47,729
Deferred income taxes	58,334	74,299
Derivative instruments	54,735	35,069
Other non-current assets (2)	103,195	102,873
Total non-current assets	1,113,477	1,150,706
Total assets	1,578,039	1,803,743
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	242,455	303,452
Taxes payable (3)	114,849	136,918
Accrued payroll and other liabilities	94,166	119,088
Other current liabilities (4)	24,527	23,715
Provision for contingencies	2,436	2,529
Financial debt (5)	14,879	19,881
Total current liabilities	493,312	605,583
Non-current liabilities
Accrued payroll and other liabilities	35,322	29,366
Provision for contingencies	26,073	25,427
Financial debt (6)	629,616	636,648
Deferred income taxes	957	10,577
Total non-current liabilities	691,968	702,018
Total liabilities	1,185,280	1,307,601
Equity
Class A shares of common stock	379,845	376,732
Class B shares of common stock	132,915	132,915
Additional paid-in capital	14,850	14,216
Retained earnings	413,074	401,134
Accumulated other comprehensive losses	(502,266)	(429,347)
Common stock in treasury	(46,035)	0
Total Arcos Dorados Holdings Inc shareholders’ equity	392,383	495,650
Non-controlling interest in subsidiaries	376	492
Total equity	392,759	496,142
Total liabilities and equity	1,578,039	1,803,743

(1) Includes "Other receivables", "Inventories", "Prepaid expenses and other current assets", and "McDonald's Corporation's indemnification for contingencies".

(2) Includes "Miscellaneous", "Collateral deposits", and "McDonald´s Corporation indemnification for contingencies".

(3) Includes "Income taxes payable" and "Other taxes payable".

(4) Includes "Royalties payable to McDonald´s Corporation" and "Interest payable".

(5) Includes "Short-term debt", "Current portion of long-term debt" and "Derivative instruments".

(6) Includes "Long-term debt, excluding current portion" and "Derivative instruments".